Mail Stop 4561

      May 1, 2006

Mr. Kung-Chieh Huang
Chief Financial Officer
Eupa International Corporation
89 N. San Gabriel Boulevard
Pasadena, CA 91107

      Re:	Eupa International Corporation
		Form 10-KSB for the Year Ended December 31, 2004
		Filed March 31, 2005
		File No. 0-26539

Dear Mr. Huang:

      We have completed our review of the forms listed above and related filings and have no further comments at this time.



								Sincerely,



Steven Jacobs
      Accounting Branch Chief